Steven E. Vestergaard

695-350 Centre Road

Lions Bay BC V0N 2E0

Canada

(604) 328-3893

September 30, 2020

Destiny Media Technologies Inc.

Attn: Frederick Vandenberg, Corporate Secretary

1110 – 885 West Georgia Street,

Vancouver, British Columbia, Canada V6C 3E8

Via delivery and EDGAR

Re:	Notice of Shareholder Proposal (Nomination of Directors) Pursuant to Amended and Restated Bylaws

Dear Mr. Vandenberg:

Pursuant to Article III, Section 5(b) and (c) of the Amended and Restated Bylaws of Destiny Media Technologies Inc., (the “Company”) please let this letter, together with my Schedule 14N filed September 30, 2020 (a copy of which is attached and incorporated herein by reference), serve as notice of my nominations of persons for election to the Company’s board of directors at the next annual meeting of the Company.

As detailed more fully in my attached Schedule 14N, I nominate Steven Erik Vestergaard, Robert Chaplin, David Kaland, and Abhijit Bhattacharjee as directors for election at the Company’s next annual general meeting. All information regarding me, the other nominees, and my nominations as required under Section 5 of the Company’s Amended and Restated Bylaws, and under the rules and regulations promulgated under the ’34 Act, is set forth in my attached Schedule 14N and incorporated herein. The consents of each of my nominees to be named in the Company’s proxy statement as director nominees, and to so serve if duly elected, are attached hereto and as Exhibits to my Schedule 14N. Information regarding my current share ownership in the Company may be found in my Schedule 13D/A filed September 30, 2020.

I may be contacted regarding this matter at the address and phone number set forth above. All correspondence regarding this matter should be copied to my legal counsel as follows:

Laxague Law, Inc.

Attn: Joe Laxague, Esq.

1 East Liberty, Suite 600

Reno, NV 89501

Sincerely,

/s/ Steven E. Vestergaard

Steven E. Vestergaard

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